FIRST AMENDED

OPERATING AGREEMENT

FOR

PREPDECK LLC

a California limited liability company

This Operating Agreement ("Agreement") for PREPDECK LLC (the "Company") is made by and among the members set forth on Exhibit A attached hereto (each a "Member" and collectively, the "Members"). The Members agree as follows:

Article I
Background and Purpose.

1.1 Purpose. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of California. The Members hereby adopt and approve the articles of organization of the Company filed on October 9, 2018 with the California Secretary of State.

1.2 Powers. The Company shall possess and may exercise all the powers and privileges granted to the Company by the Act, by any other law or by this Agreement, together with any powers incidental thereto, including without limitation such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company, subject to any limitations provided in the Articles or in this Agreement.

Article II
Certain Definitions.

The following terms shall have the meanings set forth below unless the context requires otherwise:

"Act" means the California Corporations Code as amended from time to time and any corresponding provisions of succeeding law.

"Adjusted Invested Capital" means the excess of (i) each Member's money or property contributed to the Company over (ii) the cumulative Distributions made or deemed made to such Member as a return of their Invested Capital (such distributions to be valued in accordance with the principles of Treasury Regulations Section 1.704-1(b)(2)(iv)(e)).

"Affiliate" means (i) any individual, partnership, corporation, trust or other entity or association, that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a Person, or that holds a substantial beneficial interest in a Person, or (ii) any relative or spouse of any person who holds a substantial beneficial interest in a Person. The term "control," as used above, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity. No Member or Affiliate of a Member shall be considered to be an Affiliate of the Company.

"Assignee" means a person who has acquired a beneficial interest in the Company who is not a substitute Member in accordance with the requirements of this Agreement.

"Authorized Units" has the meaning set forth in Section 5.1.

"Bankruptcy" means: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets: (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of the Member's inability to pay his or her debts as they become due.

"Business" has the meaning set forth in Section 3.5.

"Capital Account" means an account initially reflecting the Capital Contribution of a Member which the Company establishes and maintains for such Member pursuant to Section 4.3.

"Capital Contribution" means the total value of cash and the fair market value of property, as determined by the Manager(s) (including promissory notes or other obligation to contribute cash or property that have been approved by the Manager(s)) contributed to the Company by a Member or the Member's predecessor in interest. The fair market value of contributed property shall be reduced by any debt encumbering property.

"Capital Expenditures" shall mean expenditures for tangible business assets with a useful life in excess of one year, the acquisition cost of which is, in accordance with GAAP, depreciated over the useful life of such asset.

"Certificate" means the Certificate of Organization for the Company, as originally filed with the California Secretary of the State.

"Class A" shall mean the Class A voting Units.

"Class B" shall mean the Class B non-voting Units.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Regulations. A reference to a specific section of the Code refers not only to that specific section but any corresponding provisions of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provisions are in effect on the date of application of this Agreement containing such reference.

"Disposition Event" means one or more of the following with respect to a Member: the death, Bankruptcy or dissolution (other than dissolution following or in connection with a transfer or assignment by the Member permitted pursuant to Article IX) of the Member, the occurrence of

any other event which terminates the continued Membership of a Member other than pursuant to a transfer or assignment by the Member permitted pursuant to Article IX.

"Distributable Cash" means taxable net profit of the Company in excess of the amounts determined by the Manager(s) reasonable, necessary, and/or appropriate to sustain the Company's cash flow and operational needs that the Manager(s) deem available for Distribution to the Members from any source including the net revenues from operations, net proceeds from any sales or other dispositions or refinancing of Company assets, and all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions of Company assets, less any portion used to pay into or establish Working Capital Reserves.

"Distribution", "Distribute" and "Distributed" mean the transfer of money or property by the Company to the Members arising from the ownership of their Membership Interest..

"Economic Interest" means a Member's share, or Economic Interest Owner's share, of the Company's Taxable Net Income, Taxable Net Loss, and/or Distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or any right to information concerning the business and affairs of the Company.

"Economic Interest Owner" means the owner of an Economic Interest (i) who has not been admitted as a Member in accordance with the requirements of this Agreement, or (ii) whose Membership Interest (but not that Member's Economic Interest) has terminated.

"Fiscal Year" means the Company's fiscal year, which shall end on December 31.

"Holder" shall mean a Member owning a Unit.

"Majority in Interest of the Class A Members" means one or more Class A Members whose ownership of Class A Units exceed fifty percent (50%) of the aggregate of all outstanding Class A Units.

"Manager(s)" means any Person who is a Manager pursuant hereto and any other Persons who succeed a Manager in that capacity.

"Membership Interest" means a Member's entire interest in the Company including the Member's Economic Interest, the right to vote on or participate in the management, and the right to receive information concerning the business and affairs of the Company.

"Percentage Interest" for all Members shall mean the number of Units held by the Member divided by all outstanding Units, regardless of Class.

"Person" means any individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Tax(es)" shall mean all taxes, charges, fees, levies, imposts, customs duties or other assessments imposed by and required to be paid to any governmental authority including any federal, state, municipal, local or foreign taxing authority, including, without limitation, income, excise, real and personal property, sales, transfer, import, export, ad valorem, payroll, use, goods and services, value added, capital, capital gains, alternative, net worth, profits, withholding, employer health and franchise taxes (including any interest, penalties, fines or additions attributable to or imposed on or with respect to any such assessment) and any similar charges in the nature of a Tax including, unemployment and employment insurance payments and workers compensation premiums, together with any installments with respect thereto and any estimated payments or estimated taxes and whether disputed or not.

"Taxable Net Income and Taxable Net Loss" means the income, gain, loss, deductions and credits of the Company in the aggregate or separately, as appropriate, determined by certified public accountants for the Company and in accordance with United States generally accepted accounting principals, consistently applied, at the close of each Fiscal Year, reflected on the Company's information tax return filed for federal income tax purposes.

"Transfer" or "Transferred" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Membership Interest. Without limiting the generality of the foregoing, the sale or exchange of at least fifty percent (50%) of the voting stock of a Member, if a Member is a corporation, or the Transfer of an interest or interests of at least fifty percent (50%) in the capital profits of a Member (whether accomplished by the sale or exchange of interests or by the admission of new partners or members), if a Member is a partnership or limited liability company, or the cumulative Transfer of such interests in a Member which effectively equal the foregoing (including Transfer of interests followed by the incorporation of a Member and subsequent stock Transfer, or Transfer of stock followed by the liquidation of a Member and subsequent Transfers of interests) will be deemed to constitute a Transfer of the Member's entire Membership Interest.

"Working Capital Reserve" means any cash reserve for normal expenses and contingencies maintained by the Manager pursuant to Section 7.3.

Article III
Organization of the Company

3.1. Formation. The Member(s) have formed a limited liability company under California law. This Agreement and the Certificate, to the fullest extent permitted by the Act, shall control all rights and obligations of the Manager(s), Members and Economic Interest Owners.

3.2. Name. The Company may conduct business under the name "Prepdeck, LLC" or upon compliance with applicable laws, any other name that the Manager deems appropriate or

advisable. The Company's name shall be the exclusive property of the Company and no Member shall have any rights in the name or any derivations thereof.

3.3. Term. The term of the Company will continue until terminated.

3.4. Office and Agent. The Company shall continuously maintain a registered agent in the State of California. The Manager may change the registered office and/or the registered agent at any time and from time to time, as permitted under the Act, upon prior written notice to the Members. The principal office of the Company shall be such location as the Manager may determine.

3.5. Purpose of the Company. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act (the "Business").

Article IV
Capital Contributions; Percentage Interest and Units.

4.1. Initial Capital Contributions. Each Member has made or shall make contributions of capital and/or services as set forth after each Member's name on Exhibit A attached hereto, which Exhibit A shall be revised to reflect any additional contributions. The initial contributions of the initial Members are set forth on Exhibit A.

4.2. Capital Accounts. The Company shall establish an individual Capital Account for each Member. The Company shall determine and maintain each Capital Account in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). If a Member transfers the Member's Membership Interest in accordance with this Agreement, such Member's Capital Account shall carry over to the new owner of such Membership Interest pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(1). The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations.

4.3. Additional Capital Contributions. Unless the Members unanimously agree otherwise or as required by Section 7.5, no Member shall have any obligation to make additional Capital Contributions to the Company.

4.5 Loans. In the event additional capital is necessary to meet operating expenses and capital expenditures or as otherwise reasonably determined by the Manager(s), the Manager(s), from time to time, may obtain loans to the Company from third parties or Members for all or a portion of such cash needs. Such loans may be unsecured or secured by all or a portion of the Company's assets. This Section shall be subject to the requirements of Section 5.6.

4.6. Return of Capital Contribution. Except as set forth in the Membership Interest Purchase Agreement or as provided in Article XIV hereof, or as otherwise established by the Managers, no time is agreed upon as to when the Capital Contributions of the Members are to be

returned or whether the Capital Contributions of the Members will be returned. Except as expressly provided hereunder (including Article XIV hereof) or in the Membership Interest Purchase Agreement, or as otherwise established by the Managers, the Members shall not have the right to withdraw or demand return of their Capital Contributions nor shall the Members have the right to demand and receive property other than cash in return for their Capital Contributions.

4.7. Adjustment upon Grant of Profits Interest. In connection with the grant of a "profits interest" in the Company as determined pursuant to the applicable provisions of the Code, any applicable Treasury Regulations, and the applicable IRS rulings and notices, whether as consideration for the provision of services or the grant of other rights to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member, the Company shall increase or decrease the Capital Accounts of the existing Members to reflect a revaluation of Company property (including intangible assets such as goodwill) on the Company's books effective as of the date immediately before the date the grant of the profits interest in the Company occurs. This provision is intended to comply with Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5)(iii). Each of the Members hereby elects to apply this provision whenever there is a grant of a profits interest in the Company.

Article V
Members.

5.1 Classes of Members. There shall be two classes of Members: Class A Members and Class B Members. The Company has the authority to issue a total of Ten Million Units ("Authorized Units") total, allocated between Class A Members and Class B Members collectively, which Authorized Units may only be changed with the written consent of the Class A Members. The Class B Units shall have no voting rights of any kind or nature to the fullest extent permitted by law.

5.2 Admission of Additional Members. Additional Members may be admitted to the Company, only with the consent of the Manager(s). Any additional Members shall obtain Membership Interests and will participate in the management, Taxable Net Income, Taxable Net Losses, and Distributions of the Company on such terms as are set forth herein. Substitute Members and assignees of Members may be admitted only in accordance with Article IX. Upon admission of a new or substitute Member, this Agreement shall be amended to set forth the name, Capital Contribution, number of Units and Percentage Interest of the new Member and the new Member shall enter into this Agreement as amended, subject to the following:

a) Capital Contribution. Each additional Member shall make a contribution in such amount and on such terms as the Manager(s) determine to be appropriate based upon the needs of the Company, the net value of the Company's assets, the Company's financial condition and the benefits anticipated to be realized by the additional Member;

(b) No Deemed Termination. No Member shall be admitted if the effect of admission would be termination of the Company under Code Section 708(b);

(c) Compliance with Law. The admission must comply with all applicable state and federal securities and all other applicable laws; and

(d) Agreement. Each additional Member shall agree to be bound by the terms of this Agreement.

5.3. Withdrawals or Resignations. No Member may withdraw or resign from the Company without the prior written consent of the Manager(s), which consent shall not be unreasonably withheld or delayed. If a Member withdraws from the Company, the withdrawing Member's Membership Interest shall immediately terminate and the Member shall retain solely an Economic Interest. Such withdrawal shall not entitle the withdrawing Member to the return of any of the withdrawing Member's Capital Contribution or to any other payment except as provided in this Agreement.

5.4. Payments to Members. Except as approved in writing by the Manager(s), no Member or Affiliate of a Member is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse the initial Members and its Affiliates for the actual cost of goods and materials used by the Company and for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred with respect to the formation of the Company and this Agreement.

5.5. Termination of Membership Interest. Upon (i) any Transfer or attempted Transfer of all or a portion of a Member's Membership Interest in violation of this Agreement, (ii) the occurrence of a Disposition Event as to such Member that does not result in the dissolution of the Company or (iii) the withdrawal or resignation of a Member in accordance with Section 5.3, the Membership Interest of that Member shall be terminated and thereafter that Member shall be an Economic Interest Owner only unless such Membership Interest is purchased by the Company and/or one or more of the Remaining Members. Each Member acknowledges and agrees that such termination or purchase of a Membership Interest upon the occurrence of any of the foregoing events is not unreasonable under the circumstances existing as of the date hereof.

5.6. Loans and Other Transactions with the Company; No Effect on Lending Relationship. With the express prior approval of the Manager(s), a Member may loan money to the Company. Interest shall be payable on any such loans at competitive rates for loans of similar character and amount, but not to exceed the maximum usury rate permitted for loans as to which no exemption from usury applies. No such loan shall constitute a Capital Contribution or increase the Percentage Interest of the lending Member unless otherwise agreed by the Manager(s). Nothing contained in this Agreement shall affect, limit or impair the rights and remedies of any lender in their capacity as a lender to the Company or any of its Subsidiaries pursuant to any agreement which the Company or any of its Subsidiaries has borrowed money. Without limiting the generality of the foregoing, any such Person, in exercising its rights as a lender, including making its decision on whether to foreclose on any collateral security, shall have no duty to consider (i) its or any of its Affiliates' status as a direct or indirect equity holder of the Company, (ii) the interests of the Company or (iii) any duty it or any of its Affiliates may have hereunder, under the this Agreement or otherwise to any other direct or indirect equity holder of the Company, except as may be required under the applicable loan documents or by commercial law applicable to creditors generally.

5.7. Meetings of Members. Except as required by applicable law, no annual or regular meetings of the Members are required. All meetings of the Members shall be held in accordance with this Section 5.7 and applicable law.

5.7.1 Place of Meetings. Meetings of Members shall be held at any place stated in any proper notice of meeting.

5.7.2 Power to Call Meetings. Meetings of the Members may be called by the Manager(s), for the purpose of addressing any matters on which the Members may vote.

5.7.3 Notice of Meetings.

(a) Whenever Members are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than two (2) days nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. The notice shall state the place, date and hour of meeting and the general nature of the business to be transacted. No other business may be transacted at such meeting unless at least a Majority in Interest of the Class A Members is present at the meeting and approve such other business.

(b) Notice of a Members' meeting shall be given either personally or by mail or other means of written communication, addressed to the Member at the address of Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

(c) Upon written request to the Manager(s) by any Person(s) entitled to call a meeting of the Members, the Manager shall immediately cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the Person(s) calling the meeting, not less than ten (10) days nor more than sixty (60) days after the receipt of the request. If the notice is not given within five (5) days after the receipt of the request, the Person(s) entitled to call the meeting may give the notice.

(d) When a Members' meeting is adjourned to another time or place, except as provided in the last sentence of this paragraph, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and written notice is provided to the Class A Members. At the adjourned meeting, the Company may transact any business that may have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Class A Member of record entitled to vote at the meeting.

(e) Meetings may be held by means of conference telephone or similar communications equipment so long as all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone shall constitute presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business thereat on the ground that the meeting is not lawfully called or convened.

5.7.4 Action without a Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken is executed and delivered to the Company by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voting.

Any Member giving a written consent, or the Member's proxy holder, may revoke the consent by a writing received by the Company prior to the time that the written consents of Members having the minimum number of votes that would be required to authorize the proposed action have been filed with the Company, but may not do so thereafter. Such revocation is effective upon its receipt at the office of the Company.

5.7.5 Proxies. The use of proxies in connection with this Section 5.7 will be governed in the same manner as in the case of corporations formed under the Act.

5.8. Competing Activities. The Class A Members, the Manager(s) and its Affiliates may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Business and that might be in direct or indirect competition with the Company. Neither the Company nor any other Member or Manager shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Class A Member, as such, shall not be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member hereby waives any and all rights and claims which they may otherwise have against the Class A Member, the Manager(s), and the Company's officers, directors, shareholders, partners, members, Manager(s), agents, employees, and Affiliates as a result of any of such activities. This Section is subject to any agreement between the Company and any Member that places greater restrictions on such Member's engagement or investment in business activities that are similar to or that compete with the Company's business.

5.9. Members Are Not Agents. The management of the Company is vested in the Manager(s) and duly appointed officers. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any member in such capacity bind or execute any Agreement or instrument on behalf of the Company.

Article VI
Management and Control of the Company.

6.1. Management of the Company. Except as otherwise provided in the Certificate or in this Agreement, the business, property and affairs of the Company shall be managed by the Manager(s). The Manager(s) shall have full and complete authority, power, and discretion to manage and control the Business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's Business, property and affairs, but in all cases subject to the limitations set forth herein. The Manager is authorized to endorse checks, drafts, and other

evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. Without limiting the generality of the foregoing and subject to the limitations imposed under the Act, the Manager(s) shall have all necessary powers to manage and carry out the purposes, Business, property, and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers of a "manager" described in the Act.

6.1.1. Election of Manager(s), Number, Term, and Qualifications; Vote of Manager(s). The Company shall have no less than one (1) Manager. There shall be one (1) initial Manager – Alexander Eburne. Hereafter, the number of Manager(s) of the Company shall be fixed from time to time by the affirmative vote or written consent of Majority in Interest of the Class A Members; provided that in no instance shall there be less than one (1) Manager. Unless a Manager resigns or is removed, the Manager shall hold office until a successor is elected and qualified. Manager(s) shall be elected by the affirmative vote or written consent of a Majority in Interest of the Class A Members. A Manager need not be a Member, an individual, a resident of any specific State, or a citizen of the United States. If there is more than one (1) Manager, the vote of a majority of the Manager(s) shall govern all decisions to be made by the Manager(s). In the event no agreement can be reached by Manager(s), the votes of the Majority of Class A Members shall be determinative in ties.

6.1.2. Resignation. Subject to the terms of any agreement between a Manager and the Company, any Manager may resign at any time by giving written notice to the Members and remaining Manager(s) without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

6.1.3. Removal. All or any lesser number of Manager(s) may be removed at any time, with or without cause, with the approval of a Majority in Interest of the Class A Members. Any removal shall be without prejudice to the rights, if any, of the Manager under any employment contract and, if the Manager is also a Member, shall not affect the Manager's rights as a Member or constitute a withdrawal of a Member.

6.1.4. Election of Removed/Resigned Manager(s). In the event a Manager resigns, withdraws, or is removed, for any reason, the Class A Members shall determine whether to hold an election to replace the departing Manager, and if so, such replacement Manager shall be elected through the vote of a Majority in Interest of Class A Members.

6.2. Duty Limitation. Subject to the terms of any written agreement by any Manager to the contrary, no Manager shall have any fiduciary or other duty to the Company, its Affiliates or any Member with respect to the business and affairs of the Company and its Affiliates. Without limiting the foregoing, as a matter of clarity, no Manager shall have any fiduciary duty of any kind whatsoever to the Company, its Affiliates or the Members in connection with the performance of such Manager's duties or the exercise of such Manager's powers or rights as a manager.

6.3. Transactions between the Company and the Manager. Notwithstanding that it may

constitute a conflict of interest, a Manager may, and may cause his, her or its Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement, the Manager(s) approve such transaction, and the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

6.4. Acts of Manager as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by a Manager and any officer designated with signatory authority by the Manager(s) is not invalidated as to the Company by any lack of authority of the signing party in the absence of actual knowledge on the part of the other Person that the signing party had no authority to execute the same.

6.5. Limited Liability. No person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer.

6.6. Membership Interests of and Voting by Manager. Except as otherwise provided in this Agreement, Membership Interests held by the Manager as a Member shall entitle the Manager to all the rights of a Member, including without limitation the voting rights of a Member and the rights of an Economic Interest Owner.

6.5 Officers. The Manager(s) may designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Manager(s). Officers need not be Members, Manager(s) or residents of any specific State. Any officer may be removed by the Manager(s) at any time, with or without cause. Each officer shall hold office until his or her successor shall be duly designated and shall qualify or until the earlier of the officer’s death, resignation or removal. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed by the Manager(s).

Without limitation upon the foregoing, the Company may have the following officers:

(a) CEO/President. The CEO/President (“President”) shall have such powers and shall perform such duties as shall have been assigned to the President from time to time by the Manager(s).

(b) Vice President(s). The Vice President(s) shall have such powers and shall perform such duties as shall have been assigned to them from time to time by the Manager(s) or President.

(c) Secretary. The Secretary shall give, or cause to be given, notice of all

meetings, and all other notices required by law or by this Agreement. The Secretary shall record all the proceedings of the meetings in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her from time to time by the Manager(s) or President.

(d) Treasurer/Chief Financial Officer. The Treasurer (or Chief Financial Officer) shall have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Company. The Treasurer shall receive and give or cause to be given receipts and acquaintances for moneys paid in on account of the Company and shall pay out of the funds on hand all just debts of the Company of whatever nature upon maturity of the same. The Treasurer shall enter or cause to be entered in books of the Company to be kept for that purpose full and accurate accounts of all moneys received and paid out on account of the Company, and whenever required by Manager(s) or President, the Treasurer shall render a statement of the Company's cash accounts. The Treasurer shall keep or cause to be kept such other books as will show a true record of the expenses, losses, gains, assets and liabilities of the Company. Without limitation upon the foregoing, the Treasurer shall perform such other duties as may be assigned to him from time to time by the Manager(s) or President.

Article VII
Distributions of Distributable Cash.

7.1. Discretionary Distribution of Distributable Cash. Subject to a) applicable law; b) the discretion of the Manager(s) of the Company to declare distributions; and c) Company's overall financial condition, including but not limited to its cash flow, operating earnings, working capital, margins, net earnings, and other metrics, Distributable Cash shall be distributed to the Members as determined by the Manager(s) of the Company based on the business and operational needs of the Company.

Distributions upon dissolution of the Company shall be made in accordance with Article XI.

7.2. No Restoration of Deficit Capital Account Balance. No Member or Manager shall be obligated to contribute to the Company to restore a deficit in that Member's Capital Account balance. No Member shall be obligated to contribute to the Company to allow a return of capital to any other Member.

7.3. Maintenance of Working Capital Reserve. The Manager(s) may set aside out of net cash from operations and cash from capital transactions, a Working Capital Reserve for repayment of any Company indebtedness, for operating expenses and for the replacement or preservation of any Company asset. Any portion of such Working Capital Reserve that the Manager(s) deems unnecessary for the prudent conduct of Company business may be Distributed to the Members in accordance with this Article.

7.4. Limitations on Distributions. No cash or property shall be Distributed to a Member to the extent that the Distribution is prohibited by any provision of the Act. Any Member who receives a Distribution from the Company, all or a portion of which is determined to have been prohibited, shall, within thirty (30) days following notice, return such prohibited portion of the Distribution to the Company.

7.5. Return of Distributions. Except for Distributions made in violation of the Act or this Agreement, no Member shall be obligated to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company. The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member.

Article VIII
Allocations of Taxable Net Income and Taxable Net Loss.

8.1. Allocation of Taxable Net Income. For each Fiscal Year, Taxable Net Income of the Company shall be allocated among them in accordance with their respective Percentage Interests;

8.2 Allocation of Taxable Net Loss and Nonrecourse Deductions. For each Fiscal Year, Taxable Net Loss and Nonrecourse Deductions shall be allocated among them in accordance with their Percentage Interests.

Loss allocations to a Member shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of Company minimum gain, as such term is used in Treasury Regulations Section 1.704-2(g)(2), that would be realized on a foreclosure of the Company's property. Any loss not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 8.2). Any Taxable Net Loss reallocated under this Section 8.2 shall be taken into account in computing subsequent allocations of Taxable Net Income and Losses pursuant to this Article VIII, so that the net amount of any item so allocated and the Taxable Net Income and Losses allocated to each Member pursuant to this Article VIII, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to this Article VIII if no reallocation of Taxable Net Losses had occurred under this Article VIII.

8.3. Special Allocations.

8.3.1. Minimum Gain Chargeback. Notwithstanding Sections 8.1 and 8.2, if there is a net decrease in Company minimum gain, as such term is used in Treasury Regulations Section 1.704-2(g)(2), during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to the portion of such Member's share of the net decrease in Company minimum gain that is allocable to the disposition of Company property subject to a nonrecourse liability, which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 8.3.1 shall be made in proportion to the amounts required to be allocated to each Member under this Section 8.3.1. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This

Section 8.3.1 is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

8.3.2. Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt. Notwithstanding Sections 8.1 and 8.2 of this Agreement, if there is a net decrease in Company minimum gain attributable to a Member nonrecourse debt, during any fiscal year, each Member who has a share of the Company minimum gain attributable to such Member nonrecourse debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company minimum gain attributable to such Member nonrecourse debt that is allocable to the disposition of Company property subject to such Member nonrecourse debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section 8.3.2 shall be made in proportion to the amounts required to be allocated to each Member under this Article VIII. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 8.3.2 is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

8.3.3. Member Nonrecourse Deductions. Notwithstanding Section 8.3.2, those items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member nonrecourse debt for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member nonrecourse debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

8.3.4. Qualified Income Offset. Notwithstanding Section 8.2, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company minimum gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 8.3.5 shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article VIII, so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member pursuant to this Section 8.3.5 to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article VIII if such unexpected adjustments, allocations, or distributions had not occurred.

8.4. Code Section 704(c) Allocations. Notwithstanding any other provision in this Article VIII, in accordance with Code Section 704(c) and the Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of the contribution. Allocations pursuant to this

Section 8.4 are solely for purposes of federal, state and local taxes. As such, they shall not affect or in any way be taken into account in computing a Member's Capital Account or share of profits, losses, or other items of distributions pursuant to any provision of this Agreement.

8.5. Allocation of Taxable Net Income and Loss and Distributions On Transferred Interest. If any Economic Interest is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year, each item of income, gain, loss, deduction, or credit of the Company for such Fiscal Year shall be assigned pro rata to each day in the particular period of such Fiscal Year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Member based upon his or her respective Economic Interest at the close of such day.

8.6. Recapture Chargeback. In the event the Company has taxable income chargeable as ordinary income under the recapture provisions of the Code, each Member's share of taxable gain or loss as a result of gain from sales shall be allocated, to the extent possible, pro rata among the Members who received depreciation or cost recovery allocations which gave rise to the recapture income until the amount of such prior allocations has been charged back to such Members.

8.7. Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of and Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

8.8 Curative Allocations. The allocations set forth in Sections 8.3.1 through 8.3.5, and in Section 8.7 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 8.8. Therefore, notwithstanding any other provision of this Article VIII (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss, or deduction in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and the Company items were allocated pursuant to Sections 8.1 and 8.2. In exercising the Manager's discretion under this Section 8.8, the Manager shall take into account future Regulatory Allocations under Section 8.3.5 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 8.3.5.

8.9. Obligations of Members to Report Allocations. The Members acknowledge and agree to the allocations made by this Article VIII and agree to be bound by the provisions of this Article VIII in reporting their shares of Company income and loss for income tax purposes.

Article IX
Transfer and Assignment of Interests.

9.1 Transfer and Assignment of Interests. No Member shall be entitled to Transfer all or any portion of such Member's Membership Interest except with the prior consent of the Manager(s) and a majority of Class A Members, which consent may be given or withheld as they may determine in their sole discretion. After the consummation of any transfer of any part of a Membership Interest, the Membership Interest so transferred shall continue to be subject to the terms and provisions of this Agreement and any further transfers shall be required to comply with all the terms and provisions of this Agreement.

9.2 Substitution of Members. An Assignee shall have the right to become a substitute Member only if (i) consent of the Manager(s) and the majority of Class A Members is given in accordance with, and as required by, Section 9.1, (ii) such person executes an instrument accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company prior to the departing Member's withdrawal.

9.3 Transfers in Violation of this Agreement and Transfers of Partial Membership Interests. Upon a Transfer in violation of this Article, the transferee shall have no right to vote or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Taxable Net Income, Taxable Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled.

Article X
Accounting, Records, Reporting by Members

10.1. Books and Records. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business.

10.2 Inspection by Members. Subject to the restrictions and limitations herein, any Member may, at the Member's expense, may inspect the records of the Company, to the extent of the inspection rights authorized by California law, at the Member's sole cost, during ordinary business hours. In every instance where an attorney or other agent is the person seeking the right to obtain the information of the Company, the demand shall be accompanied by a power of attorney or such other writing which authorizes the attorney or agent to act on behalf of the Member.

(b) Confidentiality. The Manager(s) shall have the right to keep confidential from the Members, for such period as the Manager(s) deem reasonable, any information which the Manager(s) reasonably believe to be in the nature of trade secrets or other highly confidential information the disclosure of which the Manager(s) in good faith believe is not in the best interest of the Company, of its business, or which the Company is required by law or by agreement with a third party to keep confidential.

10.3 Tax Return Documentation. The Company shall cause to be prepared at least annually information necessary for the preparation of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns.

10.4 Bank Accounts. The Company shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. The Manager(s), acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money shall be signed in accordance with the requirements of this Agreement.

10.5. Tax Elections. The Members shall from time to time cause the Company to make such tax elections as they deem to be in the best interests of the Company and the Members.

Article XI
Dissolution and Winding Up

11.1 Conditions of Dissolution. The Company shall dissolve upon the occurrence of any of the following events:

(a) Election. The election by the Manager(s); or

(b) Sale. The sale or other disposition of all or substantially all of the assets of the Company and the distribution of the proceeds of the sale or other disposition to the Members as authorized by the Manager(s).

11.2 Winding Up. Upon the dissolution of the Company under the Act or this Agreement, the Company's assets shall be disposed of and its affairs wound up and the conduct of the Company's business shall be limited to those matters consistent with the disposition of assets and winding up of affairs.

11.3. Order of Payment of Liabilities, Distribution of Assets, Upon Dissolution. After determining that all known debts and liabilities of the Company in the process of winding-up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be liquidated and the proceeds distributed, after taking into account Taxable Net Income and Loss allocations for the Company's taxable year during which the liquidation occurs in accordance with the Members' remaining positive Capital Account balances, and then the balance to the Members in proportion to their Percentage Interests.

11.4 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look solely to the assets of the Company for the return of the Member's positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Company profits against any other Member.

Article XII
Indemnification of Agents.

12.1. Indemnification of Manager(s) and Officers. Other than with respect to any obligations applicable to the Manager(s) and officers stated elsewhere herein, as the case may be, the Manager(s) and officers shall not be liable, responsible or accountable for damages or otherwise to the Company, or to the Members, and, to the fullest extent allowed by law but other than with respect to any breach of any such Manager's or officer's obligations under Section 6.5, each Manager and each officer shall be indemnified, defended, and held harmless by the Company, including advancement of reasonable attorneys' fees and other expenses from and against all claims, liabilities, and expenses arising out of any management of Company affairs. Except as set forth above, the rights of indemnification provided in this Section are intended to provide indemnification of the Manager(s) and the officers to the fullest extent permitted by the Act regarding a limited liability company's indemnification of its directors and officers and will be in addition to any rights to which any of the Manager(s) or officers may otherwise be entitled by contract or as a matter of law and shall extend to such Manager's or officer's heirs, personal representatives and assigns. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section.

12.2. Limitation on Indemnification. Notwithstanding Section 12.1, no Person shall be entitled to or shall receive indemnification in respect to any matters that proximately result from the person's fraud, bad faith, gross negligence or willful misconduct or the person's material breach of this Agreement.

12.3. Expense Advance. With respect to the reasonable expenses incurred by the officers or Manager(s), or any Affiliate of the officers or Manager(s), when such Person is a party to a proceeding, the Company will provide funds to such Person in advance of the final disposition of the proceeding if (i) such Person furnishes the Company with such Person's written affirmation of a good faith belief that such Person has not engaged in willful misconduct, gross negligence or fraud and has not breached an express term of this Agreement, and (ii) such Person agrees in writing to repay the advance if it is ultimately determined that such Person has engaged in willful misconduct, gross negligence or fraud or has breached an express term of this Agreement.

12.4. Insurance. The indemnification provisions of this Article do not limit the right of the officers or Manager(s) or any Affiliate of the officers or Manager(s) to recover under any insurance policy maintained by the Company. If, with respect to any loss, damage, expense or liability for which indemnification is provided, the officers or Manager(s) or any Affiliate of the officers or Manager(s) receives an insurance policy indemnification payment, which, together with any indemnification payment made by the Company, exceeds the amount of such loss, damage, expense or liability, then such Person will immediately repay such excess to the Company.

12.5. Effect of Repeal or Modification. Any repeal or modification of any provision in this Article shall not adversely affect any right or protection of any officer or Manager or any of their respective Affiliates existing prior to such repeal or modification.

Article XIII
Investment Representations.

Each Member hereby represents and warrants to, and agrees with, the other Members and the Company as set forth below.

13.1. Preexisting Relationship or Experience. He, she or it has a preexisting personal or business relationship with the Company or the Manager, or by reason of his, her or its business or financial experience, or the business or financial experience of the financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, he, she, or it is capable of evaluating the risks and merits of an investment in the Company and of protecting his, her or its own interests in connection with this investment.

13.2. No Advertising nor Solicitations. He, she or it has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

13.3. Investment Intent. He, she or it is acquiring the Membership Interest for investment purposes for his, her or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest. No other Person will have any direct or indirect beneficial interest in or right to the Membership Interest.

Article XIV
Rights of First Refusal

14.1 Company Right of Refusal. If a Member receives a bona fide written offer (a "Member BFO") to purchase Units (whether solicited or unsolicited) from any Person other than a specified transferee (a "Potential Purchaser"), and such Member desires to Transfer all or a portion of such Member's Units to such Potential Purchaser, such Member (the "Selling Member") shall first deliver written notice of such Member's desire to do so (the "Selling Notice") to the Company and each other Member (the "Non-Selling Members"), together with any letter of intent or similar document evidencing such written offer. The Selling Notice must specify: (i) the Selling Member's bona fide intention to Transfer the Units, (ii) the number of Units that the Selling Member proposes to Transfer (the "Offered Units"), (iii) the proposed consideration per Offered Unit (expressed as a value in cash, the "Offered Price") for which the Selling Member proposes to Transfer the Offered Units, (iv) the identity of the Potential Purchaser, and (v) all other material terms and conditions of the proposed transaction (the "Offered Terms"). Each Notice shall constitute an irrevocable and binding offer by the Selling Member to Transfer the Offered Units.

The Company shall have the option to purchase all or a portion of the Offered Units for the Offered Price and on the Offered Terms. The Company must exercise such option, if it so desires, no later than sixty (60) calendar days after the Selling Notice has been delivered to it (the "Company Option Period") by written notice to the Selling Member. Any written notice delivered by the Company to the Selling Member exercising the option set forth under this Section shall constitute an irrevocable commitment by the Company to purchase the number of Offered Units for which the Company has indicated its intention to purchase in such written notice in accordance with the Selling Notice and this section.

14.2 Non-Selling Member Right of First Refusal. If the Company does not elect to purchase all of the Offered Units, each of the non-selling members ("Non-Selling Member") shall have an option to purchase (i) such Non-Selling Member's pro rata portion of the aggregate number of the Offered Units, based on the Non-Selling Member's existing percentage interests of the Units of the Company, at the Offered Price and on the Offered Terms. Such option must be exercised by each Non-Selling Member within thirty (30) calendar days from the expiration of the Company Option Period (the "Non-Selling Member Option Period"), by delivery by such Non-Selling Member of a written notice (the "Exercise Notice") to the Selling Member and the Company, which shall state the number of Remaining Units that such Non-Selling Member intends to purchase, and shall include a representation that such Non-Selling Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Such written notice shall constitute an irrevocable and binding commitment by such Non-Selling Member to purchase the number of Offered Units specified therein in accordance with the terms set forth in the Selling Notice and this Section.

This section shall not apply to Transfer of Units made pursuant to a public offering or registered offering under the Securities Act.

Article XV
Dispute Resolution

15.1 Good Faith Attempt at Informal Resolution. Any party asserting any dispute arising out of, relating to, or in connection with this Agreement, the Company, a Member, and/or a Manager, or in any way relating to any of the aforementioned parties' rights or obligations shall first attempt to resolve those disputes amicably though at least one telephone meeting followed by at least one face-to-face meeting (with or without counsel present) with the other side(s) to achieve a potential resolution of the dispute. The telephone meeting shall take place at a mutually agreed upon time and the face-to-face meeting upon a mutually agreed upon date, time and place, and if no agreement can be reached, then such face-to-face meeting shall take place at the Company's primary office and either meeting shall occur within twenty-one (21) calendar days of the request of either party for said telephone or face-to-face meeting, as the case might be. If the foregoing meetings of the parties do not resolve the dispute, of if same do not occur within the twenty-one (21) day period noted above, the dispute shall be submitted to final and binding arbitration as set forth below, unless the parties agree to attempt to mediate the dispute. This entire subparagraph shall not apply to any claims or matters seeking injunctive relief.

15.2 Arbitration, Class Action and Jury Trial. If the dispute is not resolved by meetings and/or mediation, either party may submit the dispute for arbitration through the Judicial and Arbitration Mediation Services ("JAMS") or ADR Services, Inc., which arbitration shall be held in Los Angeles, California and such arbitration shall be heard by a single arbitrator, either agreed to by the parties or selected by strike procedure using the provided roster. The arbitrator shall make detailed findings of fact. The parties agree to resolve all of their disputes through binding arbitration and voluntarily forego the right to a jury trial, court trial, and/or participation in a class action or mass action in connection with any dispute arising under this Agreement. THE PARTIES WAIVE THEIR RIGHTS TO JOIN THEIR CLAIMS WITH OTHER CLAIMANTS IN ANY TYPE OF COORDINATED, MASS, CLASS, OR SIMILAR TYPE OF ACTION. THE

PARTIES WAIVE THEIR RIGHTS TO A JURY TRIAL FOR ALL PURPOSES. This arbitration provision shall apply to all disputes of any kind or nature between the parties, whether arising out, relating to, or connected with this Agreement or otherwise. It is the parties' express desire that this arbitration provision be construed as broadly as possible so as to include claims and/or disputes of every kind or nature.

Article XVI
Miscellaneous

.

16.1 Attorney-in-Fact. Each Member grants to the Manager(s) a special power of attorney irrevocably making, constituting and appointing the Manager(s) as the Member's attorney-in-fact, with power and authority to act in that Member's name and on that Member's behalf, to execute, acknowledge and swear to in the execution, acknowledgment and filing of documents, which shall include this Agreement; any other instrument or document required to be filed or which the Manager(s) elects to file; and any instrument or document that may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution or termination of the Company, or to reflect any authorized amendments to this Agreement or reductions in the amount of the Member's Capital Account.

16.2. Scope. The special power of attorney being granted by each Member is limited to the matters set forth in this Article, is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or incapacity of the Member.

16.3 Signatures. The Manager(s) may exercise the special power of attorney on behalf of each Member by a facsimile signature of the Manager(s), or by signature of the Manager(s) acting as an attorney-in-fact for all Members.

16.4. Entire Agreement. This document constitutes the entire agreement between the parties with respect to the subject matter herein, all oral agreements being merged herein, and supersedes all prior representations with respect thereto.

16.5. Interpretation. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

16.6. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

16.7. Notice. Any notice under this Agreement shall be in writing, and any written notice

or other document shall be deemed to have been duly given (i) on the date of personal service on the parties, (ii) on the third business day after mailing, if the document is mailed by registered or certified mail, (iii) one day after being sent by professional or overnight courier or messenger service guaranteeing one-day delivery, with receipt confirmed by the courier, or (iv) on the date of transmission if sent by telegram, telex, telecopy or other means of electronic transmission resulting in written copies, with receipt confirmed. Any such notice shall be delivered or addressed to the parties at the addresses set forth below the party's signature to this Agreement or at the most recent address specified by the addressee through written notice under this provision. Failure to conform to the requirement that mailings be done by registered or certified mail shall not defeat the effectiveness of notice actually received by the addressee.

16.8. Amendment. Except as specifically provided herein, the provisions of this Agreement may be modified, in whole or in part, at any time by majority vote of the Members and Manager(s).

16.9. Counterparts. This Agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and both of which taken together shall constitute one and the same agreement. A counterpart signature to this page delivered by facsimile or electronic scan (e.g., PDF) shall be deemed effective as an originally executed signature for all purposes.

16.10. [Intentionally Reserved].

16.11. Remedies Cumulative. No remedy or election hereunder shall be deemed exclusive but shall whenever possible be cumulative with all other remedies at law or in equity.

16.12. Succession. Subject to the provisions otherwise contained in this Agreement, this Agreement shall inure to the benefit of and be binding on the successors and assigns of the respective parties.

16.13. Specific Performance. Each party's obligations under this Agreement are unique. The parties each acknowledge that, if any party should default in performance of the duties and obligations imposed by this Agreement, it would be extremely impracticable to measure the resulting damages. Accordingly, the non-defaulting party, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate.

16.14. Captions. All paragraph captions are for reference only and shall not be considered in construing this Agreement.

16.15. Time. Time is of the essence of this Agreement.

16.16. Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action against any party to this Agreement.

16.17. Further Assurances. The Members shall execute and deliver all such further documents and instruments, and take all further actions as may be necessary to consummate the transactions contemplated hereby.

16.18. Governing Law and Venue. The laws of the State of California shall govern the organization and internal affairs of the Company and the liability of the Members. To the extent that reference need be made to the law of any state to enforce the decision made in any legal proceeding brought pursuant hereto, the internal laws of the State of California (without reference to the rules regarding conflict or choice of laws of such State) shall be utilized for such purpose. The state and federal courts of the State of California shall have exclusive jurisdiction over any action at law, suit in equity or judicial proceedings relating the enforcement of this Agreement or any disputes or claims arising out of or in connection with this Agreement, the interpretation, performance, breach, termination or invalidity thereof or of any provision contained herein. Each Party agrees that personal jurisdiction over him, her or it may be effected by service of process by registered or certified mail addressed as provided herein, and that when so made shall be as if served upon him, her or it personally within the State of California.

16.19. Survival. All commonly surviving provisions of this Agreement, including but not limited to the indemnification provisions herein, shall survive the termination or expiration of this Agreement.

The undersigned members enter into this Operating Agreement as of the Effective Date first set forth above.

10/5/2020

Alexander Eburne Date
Initial Member

ADDITIONAL MEMBER(S)

Signature Date

Printed Name